Man Group USA Inc.
717 Fifth Avenue, 9th Floor
New York, NY 10022-8101
Tel +1 212 589 6200
Fax +1 212 589 6585
www.mangroupplc.com

05013509

December 15, 2005

SUPPL

Securities and Exchange Commission
450 Fifth Street
Washington, DC 20549

Re: File No. 82-4214 - Man Group plc

Gentlemen:

On behalf of Man Group plc and in accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed please find copies of public announcements made by Man Group plc. These announcements were also sent to the London Stock Exchange for its information. Please contact the undersigned at (212) 589-6270, if you have any questions relating to the enclosed material.

Kindly stamp the enclosed copy of this letter to acknowledge receipt and return it to me in the enclosed envelope.

Sincerely yours,

Donna Balon

Donna Balon
Vice President

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12/30

Man Group plc
14 December 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 12 December 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$28.34.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.57%
Last 12 months	+16.5%
Annualised return since inception	+14.2%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
6 December 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 5 December 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$28.18.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+2.92%
Last 12 months	+16.5%
Annualised return since inception	+14.2%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Man Group plc

2. Name of shareholder having a major interest

Aviva plc and its subsidiaries, Morley Fund Management Ltd and Commercial Union Vita S.p.A.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

A material interest of Aviva plc and its subsidiaries, Morley Fund Management Ltd and Commercial Union Vita S.p.A.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

1) For Commercial Union Vita S.p.A:

Registered Holder	**Holding**
Commercial Union Vita S.p.A	50,200

2) For Morley Fund Management Ltd:

Registered Holder	**Holding**
BNY Norwich Union Nominees Ltd	3,223,050
BT Globenet Nominees Ltd	4,100
Chase GA Group Nominees Ltd	3,227,930
Chase Nominees Ltd	354,981
CUIM Nominees Ltd	2,406,741

5. Number of shares / amount of stock acquired

200,000

6. Percentage of issued class

0.06%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary shares of 18 US cents each

10. Date of transaction

1 December 2005

11. Date company informed

5 December 2005

12. Total holding following this notification

9,267,002

13. Total percentage holding of issued class following this notification

3.01%

14. Any additional information

None

15. Name of contact and telephone number for queries

Mr Barry Wakefield 020 7144 1735

16. Name and signature of authorised company official responsible for making this notification

Mr Peter Clarke, Company Secretary

Date of notification

5 December 2005

Man Group plc
2 December 2005

Athena Guaranteed Futures Ltd Net Asset Value

As at the close of business on 30 November 2005, the Net Asset Value of Athena Guaranteed Futures Ltd was US$88.34.

Track Record: From inception on 20 December 1990

	Key Statistics
Last month	+ 6.19%
Last 12 months	+15.3%
Annualised return since inception	+15.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Lockstone	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Athena Guaranteed Futures Ltd (the "Company") nor does it constitute an offer for sale of shares issued by the Company. Man Investments Limited is authorized and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Ltd, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Man Group plc
29 November 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 28 November 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$27.38

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.22%
Last 12 months	+16.5%
Annualised return since inception	+14.2%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

Notification of Transaction under DR 3.1.4R (1)(a) and Section 328 Companies Act 1985

On 23rd November 2005, Mr Stanley Fink, Chief Executive transferred 322,749 ordinary shares in Man Group plc at cost by way of a charitable donation. This represents a disposal of shares acquired over a period of time at an average cost of 1225.19 pence per share. The gain over this cost base in relation to the prevailing market price is being donated to charity. Following this transaction Mr Stanley Fink is deemed to be interested in a total of 4,304,756 Man Group plc ordinary shares representing approximately 1.399% of the Company's issued share capital.

Man Group plc
22 November 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 21 November 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$27.32

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+0.33%
Last 12 months	+15.4%
Annualised return since inception	+13.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com

On the 17th November 2005, Mr Kevin Davis, Director of the Company, bought 5,750 ordinary shares in Man Group plc at a price of 1739p. Following this transaction Mr Davis is deemed to be interested in a total of 1,038,011 Man Group plc ordinary shares representing approximately 0.346% of the company's issued share capital.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.

(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.

(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MAN GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) Relates to a transaction notified in accordance with *DR* 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

JOHN MORRISON

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of Mr John Morrison

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 18 cents each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Mr John Morrison

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

32,874 ordinary shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.01%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NIL

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1760 pence per share

14. Date and place of transaction

17th November 2005 - London Stock Exchange

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

53,119 ordinary shares

0.018%

16. Date issuer informed of transaction

17th November 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

17th November 2005

18. Period during which or date on which it can be exercised

4th July 2009 to 3rd July 2012

19. Total amount paid (if any) for grant of the option

NIL

20. Description of *shares* or debentures involved (*class* and number)

33,038 ordinary shares of 18 cents each.

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

£1 in aggregate

22. Total number of *shares* or debentures over which options held following notification

33,038 ordinary shares

23. Any additional information

Matching Award granted under the Man Group Post-tax Coinvestment Plan

24. Name of contact and telephone number for queries

Peter Clarke - 020 7144 1422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Peter Clarke, Company Secretary

Date of notification

18th November 2005

END

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating to the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

MAN GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i) Relates to a transaction notified in accordance with *DR* 3.1.4R(1)(a)

3. Name of *person discharging managerial responsibilities/director*

PIERS WESTERMAN

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

NO

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

In respect of Mr Piers Westerman

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares of 18 cents each

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

Mr Piers Westerman

8 State the nature of the transaction

Purchase of Shares

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

65,747 ordinary shares

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

0.022%

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

NIL

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

N/A

13. Price per *share* or value of transaction

1760 pence per share

14. Date and place of transaction

17th November 2005 - London Stock Exchange

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

65,747 ordinary shares

0.022%

16. Date issuer informed of transaction

17th November 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

N/A

18. Period during which or date on which it can be exercised

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of *shares* or debentures involved (*class* and number)

N/A

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A

22. Total number of *shares* or debentures over which options held following notification

N/A

23. Any additional information

N/A

24. Name of contact and telephone number for queries

Peter Clarke - 020 7144 1422

Name and signature of duly authorised officer of *issuer* responsible for making notification

Peter Clarke, Company Secretary

Date of notification

18th November 2005

END

THE INFORMATION CONTAINED HEREIN IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION IN OR INTO AUSTRALIA, CANADA, JAPAN, SOUTH AFRICA OR THE UNITED STATES

Man Group plc
("Man Group" or the "Company")

17 November 2005 **For Immediate Release**

This announcement does not and these materials do not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for ordinary shares in the capital of the Company ("Man Group Shares") in Australia, Canada, Japan, South Africa and the United States or in any jurisdiction in which such offer or solicitation is unlawful and the information contained herein is not for publication or distribution, directly or indirectly, in or into Australia, Canada, Japan, South Africa and the United States or any jurisdiction in which such publication or distribution is unlawful.

MAN GROUP SHARE PLACING

Man Group today announces a placing of new ordinary shares to rebuild its regulatory capital headroom following the proposed acquisition of Refco LLC's global futures brokerage business and other assets.

The placing of new ordinary shares (the "Placing Shares") is intended to raise approximately £125,000,000, net of expenses, which, based on yesterday's closing price, will represent approximately 2.5 per cent of Man Group's issued share capital.

Man Group is today announcing its interim results (the "Interims Announcement") for the 6 months to 30 September 2005.

Stanley Fink, Chief Executive of Man Group, commented:

"We are delighted with the proposed acquisition of Refco LLC's global futures brokerage business and other assets, and the opportunities it presents. Today's placing leaves the Group in excellent shape to fund continued strong organic growth in both our businesses as well as retaining flexibility to fund future opportunities"

Merrill Lynch International ("Merrill Lynch") is acting as Sole Bookrunner and Sole Lead Manager for the equity fundraising. The proposed issue of Placing Shares will take place at a price established through an accelerated bookbuilding process. It is expected that the books will close no later than 4:30pm (G.M.T.) today. The Placing will take place in accordance with the terms and conditions set out in the Appendix to this announcement.

The Placing Shares will be credited as fully paid and will rank equally in all respects with the existing ordinary shares of US$0.18 each in the share capital of Man Group, including the right to receive all dividends and other distributions declared, made or paid after the date of issue of the Placing Shares. Application will be made to the Financial Services Authority (the "FSA")for the Placing Shares to be admitted to the official list maintained by the FSA (the "Official List") and to trading by the London Stock Exchange plc (the "Exchange") on its market for listed securities.

ENQUIRIES:

Man Group plc Tel: 020 7144 1000
Stanley Fink, Chief Executive

Merrill Lynch Tel: 020 7996 1000

Simon Fraser
Oliver Greaves
Derek Ross

The information herein is restricted and not for publication or release in or into Australia, Canada, Japan, South Africa or the United States.

This announcement does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Man Group Shares. Past performance is no guide to future performance and persons needing advice should consult an independent financial adviser.

This announcement is not for publication or distribution, directly or indirectly, in or into the United States. This announcement is for information only and does not constitute an offer or invitation to acquire or dispose of Man Group Shares in the United States. The Man Group Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States unless they are registered or exempt from registration. There will be no public offer of Man Group Shares in the United States, the United Kingdom or elsewhere.

This announcement and any offer if made subsequently is only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). Any person in the EEA who initially acquires any shares in the expected offering or to whom any offer of shares is made will be deemed to have acknowledged and agreed that it is such a Qualified Investor.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in such offering have not been acquired on a non-discretionary basis on behalf of, nor have they have been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a relevant member state to Qualified Investors or in circumstances in which the prior consent of Merrill Lynch International has been obtained to each such proposed offer or resale.

The Company and Merrill Lynch and their respective affiliates, will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement.

Merrill Lynch is acting for Man Group in connection with the Placing and no one else and will not be responsible to anyone other than Man Group for providing the protections afforded to clients of Merrill Lynch nor for providing advice in relation to the Placing.

No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by Merrill Lynch or by any of its affiliates or agents as to or in relation to the accuracy or completeness of this release, or any other written or oral information made available to or publicly available to any interested party or its advisers and any liability therefore is hereby expressly disclaimed.

Any investment decision to buy securities in the Placing must be made solely on the basis of publicly available information, which has not been independently verified by Merrill Lynch.

The distribution of this announcement and the offering or sale of the securities in certain jurisdictions may be restricted by law. No action has been taken by Man Group or Merrill Lynch or any of their respective affiliates that would permit an offering of the securities or possession or distribution of the announcement or any other offering required. Persons into whose possession this announcement comes are required by Man Group and Merrill Lynch to inform themselves

about and to observe any such restrictions.

APPENDIX

IMPORTANT INFORMATION ON THE PLACING FOR PLACEES ONLY

MEMBERS OF THE PUBLIC ARE NOT ELIGIBLE TO TAKE PART IN THE PLACING. THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN ARE DIRECTED ONLY TO PERSONS WHO (I) ARE OUTSIDE THE UNITED KINGDOM OR (II) HAVE PROFESSIONAL EXPERIENCE IN MATTERS RELATING TO INVESTMENTS FALLING WITHIN ARTICLE 19(1) OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (FINANCIAL PROMOTION) ORDER 2005 (AS AMENDED) (THE "ORDER") OR (III) ARE PERSONS FALLING WITHIN ARTICLE 49(2)(A) TO (D) ("HIGH NET WORTH COMPANIES, UNINCORPORATED ASSOCIATIONS ETC.") OF THE ORDER OR TO WHOM IT MAY OTHERWISE LAWFULLY BE COMMUNICATED (ALL SUCH PERSONS TOGETHER BEING REFERRED TO AS "RELEVANT PERSONS"). THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN MUST NOT BE ACTED ON OR RELIED ON BY PERSONS WHO ARE NOT RELEVANT PERSONS. ANY INVESTMENT OR INVESTMENT ACTIVITY TO WHICH THIS APPENDIX AND THE TERMS AND CONDITIONS SET OUT HEREIN RELATES IS AVAILABLE ONLY TO RELEVANT PERSONS AND WILL BE ENGAGED IN ONLY WITH RELEVANT PERSONS. THIS APPENDIX DOES NOT IN ITSELF CONSTITUTE AN OFFER FOR SALE OR SUBSCRIPTION OF ANY SECURITIES IN THE COMPANY.

This announcement and any offer if made subsequently is only addressed to and directed at persons in member states of the European Economic Area who are "qualified investors" within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/EC) ("Qualified Investors"). Any person in the EEA who initially acquires any shares in the expected offering or to whom any offer of shares is made will be deemed to have acknowledged and agreed that it is such a Qualified Investor.

In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the shares acquired by it in such offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of Merrill Lynch International has been obtained to each such proposed offer or resale.

Relevant Persons who choose to participate in the Placing ("Placees" or "Participants") will be deemed to have read and understood this announcement in its entirety and to be participating on the terms and conditions contained herein, and to be providing the representations, warranties, agreements, acknowledgements and undertakings, in each case as contained in this Appendix.

In particular, Participants represent, warrant and acknowledge that they are a qualified investor (as defined in section 86(7) of the Financial Services and Markets Act 2000 ("FSMA")) and undertake that they will acquire, hold, manage or dispose of any Placing Shares that are allocated to them for the purpose of their business.

This announcement does not and these materials do not constitute an offer to sell or issue or the solicitation of an offer to buy or subscribe for ordinary shares in the capital of the Company in Australia, Canada, Japan, South Africa and the United States or in any jurisdiction in which such offer or solicitation is unlawful and the information contained herein is not for publication or distribution, directly or indirectly, in or into Australia, Canada, Japan, South Africa and the United States or any jurisdiction in which such publication or distribution is unlawful.

The Placing Shares referred to in this announcement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or qualified under any applicable state statutes and may not be offered, sold or transferred within the United States (including its territories and possessions) subject to certain exceptions. The Placing Shares are being offered and sold outside the United States in reliance on Regulation S under the Securities Act. The Placing Shares have not been approved or disapproved by the US

Securities and Exchange Commission, any state securities commission or other regulatory authority, nor have the foregoing authorities passed upon or endorsed the merits of this offering or the accuracy or adequacy of any offering materials. Any representation to the contrary is unlawful.

The distribution of this announcement and the Placing and/or issue of ordinary shares in the capital of the Company in certain jurisdictions may be restricted by law. No action has been taken by the Company or Merrill Lynch that would permit an offer of such ordinary shares or possession or distribution of this announcement or any other offering or publicity material relating to such ordinary shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by the Company and Merrill Lynch to inform themselves about and to observe any such restrictions.

In addition, until 40 days after the commencement of the offering, any offer or sale of Placing Shares within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act.

Details of the Placing Agreement and the Placing Shares

Merrill Lynch (the "Manager") has entered into a placing agreement (the "Placing Agreement") with the Company whereby the Manager has, subject to the conditions set out therein, undertaken to use its reasonable endeavours as agent of the Company to procure Placees to subscribe for the Placing Shares.

The Placing Shares will be credited as fully paid and will rank equally in all respects with the existing issued ordinary shares of US$0.18 each in the capital of the Company including the right to receive all dividends and other distributions declared, made or paid in respect of such ordinary shares after the date of issue of the Placing Shares.

In this Appendix, unless the context otherwise requires, Placee means a relevant Person (including individuals, funds or others) by whom or on whose behalf a commitment to subscribe for Placing Shares has been given.

Application for listing and admission to trading

Application will be made to the FSA for admission of the Placing Shares to the Official List and to the Exchange for admission to trading of the Placing Shares on the Exchange's market for listed securities. It is expected that Admission will take place and dealings in the Placing Shares will commence on Tuesday 22 November 2005.

Bookbuild

Commencing today the Manager will be conducting an accelerated bookbuilding process (the "Bookbuilding Process") for participation in the Placing. This Appendix gives details of the terms and conditions of, and the mechanics of participation in, the Bookbuilding Process. No commissions will be paid to Placees or by Placees in respect of any Placing Shares subscribed for by them.

Principal terms of the Bookbuilding Process

Merrill Lynch is arranging the Placing as an agent of the Company.

Participation will only be available to persons invited to participate by the Manager. The Manager is entitled to enter bids as principal in the Bookbuilding Process. The Bookbuilding Process will establish a single price (the "Placing Price") payable by all Placees. The Placing Price will be agreed between the Manager and the Company following completion of the Bookbuilding Process and any discount to the market price of the ordinary shares of the Company will be determined in accordance with the Listing Rules and IPC guidelines. The Placing Price will be announced (the "Pricing Announcement") on the Regulatory News Service no later than 17 November 2005.

To enter a bid into the Bookbuilding Process, you should communicate your bid by telephone to your usual sales contact at Merrill Lynch. Your bid should state the number of Placing Shares for which you wish to subscribe at either the Placing Price which is ultimately established by the Company and the Manager or at prices up to a price limit specified in your bid.

The Manager reserves the right not to accept bids or to accept bids in part rather than in whole. The acceptance of bids shall be at the Manager's absolute discretion.

The Bookbuilding Process is expected to close no later than 4.30 p.m. (G.M.T.) on 17 November 2005, but may be closed earlier at the sole discretion of the Manager. The Manager may, at its sole discretion, accept bids that are received after the Bookbuilding Process has closed.

If successful, your allocation will be confirmed to you orally following the close of the Bookbuilding Process, and a conditional contract note will be dispatched as soon as possible thereafter. The Manager's oral confirmation to you, following completion of the Bookbuilding Process, will constitute a legally binding commitment upon you to subscribe for the number of Placing Shares allocated to you on the terms and conditions set out in this Appendix and in accordance with the Company's Memorandum and Articles of Association. The Manager will make a further announcement following the close of the Bookbuilding Process detailing the number of Placing Shares to be issued and the price at which the Placing Shares have been placed.

A bid in the Bookbuilding Process will be made on the terms and conditions in this Appendix and will be legally binding on the Placee by which, or on behalf of which, it is made and will not be capable of variation or revocation after the close of the Bookbuilding Process.

Conditions of the Placing

The Placing is conditional, inter alia, on admission of the Placing Shares to the Official List becoming effective and the admission of the Placing Shares to trading on the Exchange becoming effective and the commencement of trading of the Placing Shares on such market following admission by no later than 8am on Tuesday 22 November 2005 (or such later time and/or date as the Company and Merrill Lynch may agree). If, (a) the conditions referred to above are not satisfied or waived by the Manager within the stated time period or (b) the Placing Agreement is terminated in the circumstances specified below, the Placing will lapse and your rights and obligations hereunder shall cease and determine at such time and no claim can be made by you in respect thereof.

By participating in the Bookbuilding Process you agree that your rights and obligations hereunder terminate only in the circumstances described above and will not be capable of rescission or termination by you. The Manager reserves the right (with the agreement of the Company) to waive or to extend the time and/or date for fulfilment of any of the conditions in the Placing Agreement. Any such extension or waiver will not affect Placees' commitments. The Manager shall not have any liability to any Placee (or to any other person whether acting on behalf of a Placee or otherwise) in respect of any decision it may make as to whether or not to waive or to extend the time and/or date for the satisfaction of any condition in the Placing Agreement.

Right to terminate under the Placing Agreement

Merrill Lynch may by notice in writing to the Company prior to commencement of trading in the Placing Shares to terminate their obligations under the Placing Agreement if before Admission it shall come to the notice of Merrill Lynch that:

1. any statement contained in the Interims Announcement, this announcement and/or the announcement giving details of the Placing Price has become or been discovered to be untrue, incorrect or misleading in any respect which is, in the opinion of Merrill Lynch acting in good faith, material in the context of the Placing; or
2. there has been a breach by the Company of any of the representations, warranties or undertakings contained in the Placing Agreement or any other obligation of the Company

pursuant to the Placing Agreement which is, in the opinion of Merrill Lynch acting in good faith, material in the context of the Placing; or

3. there has occurred or been made public at any time since date of this Agreement any change or development reasonably likely to give rise to a material adverse change or development reasonably likely to result in a material adverse change in the condition, financial or otherwise, or in the earnings or prospects of the Company's group taken as a whole whether or not arising in the ordinary course of business; or

4. an event has occurred or a matter has arisen on or after the date of the Placing Agreement and before Admission which if it had occurred or arisen before the date of the Placing Agreement would have rendered any of the any of the representations or warranties contained in the Placing Agreement untrue, inaccurate or misleading in any respect; or

5. there has occurred any material adverse change in the financial markets in the United States, or in the United Kingdom or the international financial markets, any outbreak of hostilities, act of terrorism or escalation thereof or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, or currency exchange rates, in each case the effect of which is such as to make it, in the opinion of Merrill Lynch acting in good faith, impracticable or inadvisable to market the Placing Shares or to enforce contracts for the sale of the Placing Shares; or

6. trading in any securities of the Company has been suspended or materially limited by the Exchange on any exchange or over-the-counter market, or if trading generally on the New York Stock Exchange, the NASDAQ National Market or the Exchange has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of any governmental authority, or a material disruption has occurred in commercial banking or securities settlement or clearance services in the United States or in Europe; or

7. a banking moratorium has been declared by United States, United Kingdom or New York authorities.

By participating in the Bookbuilding Process you agree with the Manager that the exercise by Merrill Lynch of any right or termination or other discretion under the Placing Agreement shall be within the absolute discretion of Merrill Lynch and that the Manager need make no reference to you and shall have no liability to you whatsoever in connection with any such exercise.

No Prospectus

No prospectus has been or will be submitted to be approved by the FSA in relation to the Placing Shares and the Placees' commitments will be made solely on the basis of the information contained in this announcement, the Pricing Announcement, the Acquisition Announcement giving details of the acquisition by the Company of certain assets of Refco LLC and its affiliates (the "**Acquisition Announcement**")and any information publicly announced to a Regulatory Information Service by or on behalf of the Company prior to the date of this announcement (the **"Publicly Available Information"].** Each Placee, by accepting a participation in the Placing, agrees that it has neither received nor relied on any other information, representation, warranty or statement made by or on behalf of the Manager or the Company and the Manager will not be liable for any Placee's decision to accept this invitation to participate in the Placing based on any other information, representation, warranty or statement. Each Placee acknowledges and agrees that it has relied on its own investigation of the business, financial or other position of the Company in accepting a participation in the Placing. Nothing in this paragraph shall exclude the liability of any person for fraudulent misrepresentation.

Registration and Settlement

Settlement of transactions in the Placing Shares following Admission will take place within the CREST system, subject to certain exceptions. The Manager reserves the right to require settlement for and delivery of the Placing Shares to Placees in such other means that it deems necessary if delivery or settlement is not possible within the CREST system within the timetable set out in this announcement or would not be consistent with the regulatory requirements in the

Placee's jurisdiction.

If you are allocated any Placing Shares in the Bookbuilding Process you will be sent a conditional contract note. Settlement will be on a T+3 basis. Interest is chargeable daily on payments to the extent that value is received after the due date at the rate of 5 percentage points above prevailing LIBOR.

If you do not comply with these obligations, the Manager may sell your Placing Shares on your behalf and retain from the proceeds, for its own account and benefit, an amount equal to the Placing Price plus any interest due. You will, however, remain liable for any shortfall below the Placing Price and you may be required to bear any stamp duty or stamp duty reserve tax (together with any interest or penalties) which may arise upon any transaction in the Placing Shares on your behalf.

If Placing Shares are to be delivered to a custodian or settlement agent, please ensure that the conditional contract note is copied and delivered immediately to the relevant person within that organization.

Insofar as Placing Shares are registered in your name or that of your nominee or in the name of any person for whom you are contracting as agent or that of a nominee for such person, such Placing Shares will, subject as provided below, be so registered free from any liability to UK stamp duty or stamp duty reserve tax. You will not be entitled to receive any fee or commission in connection with the Placing.

Representations and Warranties

By participating in the Bookbuilding Process you (and any person acting on your behalf):

1. represent and warrant that you have read this announcement;

2. acknowledge that the content of this announcement the Acquisition Announcement, the Pricing Announcement and any other Publicly Available Information is exclusively the responsibility of the Company;

3. represent and warrant that the only information upon which you have relied in committing yourself to subscribe for the Placing Shares is that contained in this announcement and confirm that you have neither received nor relied on any other information, representation, warranty or statement made by or on behalf of the Company or of the Manager;

4. you represent and warrant that you are not, or at the time the Placing Shares are subscribed and purchased will not be subscribing on behalf of a resident of Australia, Canada, Japan or South Africa;

5. acknowledge that the Placing Shares have not been and will not be registered under the securities legislation of Australia, Canada, Japan or South Africa and, subject to certain exceptions, may not be offered, sold, taken up, renounced or delivered or transferred, directly or indirectly, within Australia, Canada, Japan or South Africa;

6. represent and warrant that you are entitled to subscribe for and/or purchase Placing Shares under the laws of all relevant jurisdictions which apply to you and that you have fully observed such laws and obtained all such governmental and other guarantees and other consents which may be required thereunder and complied with all necessary formalities;

7. acknowledge that the Placing Shares have not been and will not be registered under the Securities Act, or under the securities laws of any state of the United States, and are being offered and sold on behalf of the Company only outside the United States in accordance with Rule 903 or Rule 904 of Regulation S under the Securities Act ("Regulation S");

8. acknowledge that the Placing Shares have not been approved or disapproved by the United States Securities and Exchange Commission, any state securities commission in the United

States or any other United States regulatory authority;

9. represent and warrant that you (a) are not in the United States (within the meaning of Regulation S) and are subscribing for the shares in an offshore transaction in accordance with Regulation S;

10. represent and warrant that the issue to you, or the person specified by you for registration as holder, of Placing Shares will not give rise to a liability under any of sections 67, 70, 93 or 96 of the Finance Act 1986 (depositary receipts and clearance services);

11. if you are in the UK, you represent and warrant that you have complied with your obligations in connection with money laundering under the Criminal Justice Act 1993, the Money Laundering Regulations (1993) (the Regulations) and, if you are making payment on behalf of a third party, that satisfactory evidence has been obtained and recorded by you to verify the identity of the third party as required by the Regulations;

12. it falls within section 86(7) of FSMA, being a qualified investor and is otherwise a Relevant Person as defined in this Appendix;

13. if it is a financial intermediary, as that term is used in Article 3(2) of the EU Prospectus Directive 2003/71/EC, the Placing Shares purchased by it in the Placing have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in a Member State of the European Economic Area which has implemented the Prospectus Directive other than qualified investors, or in circumstances in which the prior consent of Merrill Lynch has been given to the offer or resale;

14. it has not offered or sold and, prior to the expiry of a period of six months from the commencement of trading of the Placing Shares, will not offer or sell any Placing Shares to persons in the United Kingdom except to qualified investors (as defined in section 86(7) of FSMA) or otherwise in circumstances which have not resulted and which will not result in an offer of transferable securities to the public in the United Kingdom within the meaning of section 85(1) of FSMA;

15. it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) relating to the Placing Shares in circumstances in which section 21(1) of FSMA does not require approval of the communication by an authorised person;

16. represent and warrant that you have complied and will comply with all applicable provisions of FSMA with respect to anything done by you in relation to the Placing Shares in, from or otherwise involving the United Kingdom.

17. represent and warrant that you have all necessary capacity and have obtained all necessary consents and authorities to enable you to commit to this participation and to perform your obligations in relation thereto (including, without limitation, in the case of any person on whose behalf you are acting, all necessary consents and authorities to agree to the terms set out or referred to in this announcement).

18. undertake that you will pay for the Placing Shares acquired by you in accordance with this announcement on the due time and date set out herein, failing which the relevant Placing Shares may be placed with other subscribers at such price as each of the Manager determines.

19. acknowledge that participation in the Placing is on the basis that, for the purposes of the Placing, you are not and will not be clients of the Manager and that the Manager has no duties or responsibilities to you for providing the protections afforded to their clients or for providing advice in relation to the Placing nor in respect of any representations, warranties, undertakings or indemnities contained in the Placing Agreement.

20. undertake that the person who you specify for registration as holder of the Placing Shares will be (i) the Placee or (ii) a nominee of the Placee, as the case may be. Neither the Manager nor the Company will be responsible for any liability to stamp duty or stamp duty reserve tax resulting from a failure to observe this requirement. Each Placee and any person acting on behalf of the Placee agrees to subscribe on the basis that the Placing Shares will be allotted to the CREST stock account of the Manager who will hold them as nominee on behalf of the Placee until settlement in accordance with its standing settlement instructions.

21. acknowledge that any agreements entered into by the Placee pursuant to these terms and conditions shall be governed by and construed in accordance with the laws of England and you submit (on behalf of yourself and on behalf of any Placee on whose behalf you are acting) to the exclusive jurisdiction of the English courts as regards any claim, dispute or matter arising out of any such contract. The Company, the Manager and others will rely upon the truth and accuracy of the foregoing representations, warranties and acknowledgements.

The agreement to settle your subscription (and/or the subscription of a person for whom you are contracting as agent) free of stamp duty and stamp duty reserve tax depends on the settlement relating only to a subscription by you and/or such person direct from the Company for the Placing Shares in question. Such agreement assumes that the Placing Shares are not being acquired in connection with arrangements to issue depositary receipts or to transfer the Placing Shares into a clearance service. If there were any such arrangements, or the settlement related to other dealing in the Placing Shares, stamp duty or stamp duty reserve tax may be payable, for which neither the Company nor the Manager will be responsible. If this were the case, you should take your own advice and notify the Manager accordingly.

END

Man Group plc
15 November 2005

Man AHL Diversified Futures Ltd Net Asset Value

As at the close of business on 14 November 2005, the Net Asset Value of Man AHL Diversified Futures Ltd was US$27.23.

Track Record: From inception on 12 May 1998

	Key Statistics
Last week	+2.06%
Last 12 months	+15.4%
Annualised return since inception	+13.6%

Contacts:

Peter Clarke	Man Group plc	020 7144 1000
Paul Downes	Merlin Financial	020 7653 6620

IMPORTANT
This material is not an invitation to make a deposit with Man AHL Diversified Futures Limited (the 'Company') nor does it constitute an offer for sale of shares issued by the Company. Man Investments is authorised and regulated in the UK by the Financial Services Authority. There is no guarantee of trading performance and past performance is not necessarily a guide to future results.

It should be noted that the majority of the products that include AHL are priced on a monthly basis and it is this pricing, therefore, that forms the basis of the majority of performance fees earned. However, the products that are priced on a weekly basis give a more up-to-date indication of the progress of AHL. It should also be noted that whilst the products that will be reported have been chosen to be indicative of the typical AHL product, the performance of the individual products do vary. The product that will be reported weekly will be Man AHL Diversified Futures Ltd. Its price is calculated based on the close of business each Monday and its price will be published after close of business London time on Tuesday of each week. The product that will be published on a monthly basis will be Athena Guaranteed Futures Limited, which is priced based on the close of business on the last business day of each month. Its price will be released by 7am on the third business day of each month. Man will release the latest twelve month performance and the performance since inception for its representative AHL funds for comparative purposes, calculated using the last weekly valuation for each month. These will be updated each time the AHL figures are published.

The prices of this and other AHL products are also reported in the Financial Times and the International Herald Tribune, in addition to data services such as Reuters, Bloomberg, Micropal and Telekurs, as well as on the web site of Man Investments at www.maninvestments.com